Exhibit 99.1

Embassy Bancorp, Inc.
Embassy Bank for the Lehigh Valley
Whistleblower Policy
3-10

General

Our Code of Conduct/Ethics, Accepting Things of Value and Confidentiality Policies (“the Policies”) require our directors, officers and employees to observe high standards of business and personal ethics in the conduct of their duties and responsibilities.  As employees and representatives of Embassy Bancorp, Inc and/or its subsidiaries (the “Company”), we must practice honesty and integrity in fulfilling our responsibilities and comply with all applicable laws and regulations.

Reporting Responsibility

It is the responsibility of all directors, officers and employees to comply with the Policies and to report violations or suspected violations in accordance with this Whistleblower Policy.

No Retaliation

No director, officer or employee who in good faith reports a Policy violation shall suffer harassment, retaliation or adverse employment consequence.  An employee who retaliates against someone who has reported a violation in good faith is subject to discipline up to and including termination of employment.  This Whistleblower Policy is intended to encourage and enable employees and others to raise serious concerns within the Company rather than seeking resolution outside the Company.

Reporting Violations

The Company has an open door policy and suggests that employees share their questions, concerns, suggestions or complaints with someone who can address them properly.  In most cases, an employee’s supervisor is in the best position to address an area of concern.  However, if you are not comfortable speaking with your supervisor or you are not satisfied with your supervisor’s response, you are encouraged to speak with the COO or CEO, or anyone in management with whom you are comfortable in approaching.  Supervisors and managers are required to report suspected violations of the Policy (ies) to the Company’s Chairman and the Audit Committee Chair who has specific and exclusive responsibility to investigate all reported violations.

For suspected fraud or securities law violations, or when you are not satisfied or uncomfortable with following the Company’s open door policy, individuals should contact the Audit Committee Chair directly.

Audit Committee Chair

The Company’s Audit Committee Chair is responsible for investigating and resolving all reported complaints and allegations concerning violations of the Policies and, at his/her discretion, shall advise the President and CEO, the COO/CFO and /or the Audit Committee as he/she deems appropriate.  The Company’s Audit Committee Chair has direct access to the Board of Directors and is required to report to the Audit Committee at lease annually on such compliance activity.  The Company’s current Audit Committee Chair is Jay Brew.  Mr. Brew’s direct telephone line is (610) 442-4685.  If you are not comfortable speaking directly with Mr. Brew or Mr. Brew is unavailable, you may contact the Audit Committee Vice Chairman, Elmer Gates, either directly or by calling 610-865-9714.  Mr. Gates is required to immediately report any complaints and allegations immediately to the Chairman of the Audit Committee.  You may send your concern in writing addressed as follows:
Embassy Bank for the Lehigh Valley
100 Gateway Drive, Suite 100
Bethlehem, PA 18017
Attention:  Chairman Audit Committee (Strictly Confidential)
Vice Chairman Audit Committee (Strictly Confidential)

Accounting and Auditing Matters

The Audit Committee of the Board of Directors shall address all reported concerns or complaints regarding corporate accounting practices, internal controls or auditing.  The Audit Committee Chair shall work with the Audit Committee until the matter is resolved.

Acting in Good Faith

Anyone filing a complaint concerning a violation or suspected violation of the Policy (ies) must be acting in good faith and have reasonable grounds for believing the information disclosed indicates a violation of the Policy (ies).  Any allegations that prove not to be substantiated and which prove to have been made maliciously or knowingly to be false will be viewed as a serious disciplinary offense.

Confidentiality

Violations or suspected violations may be submitted on a confidential basis by the complainant or may be submitted anonymously. Reports of violations or suspected violations will be kept confidential to the extent possible, consistent with the need to conduct an adequate investigation.

Handling of Reported Violations

The Audit Committee Chair will notify the sender and acknowledge receipt of the reported violation or suspected violation within fifteen business days.  All reports will be promptly investigated and appropriate corrective action will be taken if warranted by the investigation.